20008610

SEC Mail Processing

[illegible] 2020

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MHT SECURITIES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2021 MCKINNEY AVE, SUITE 1950
(No. and Street)

DALLAS (City) TEXAS (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN MACKENROTH 214-269-1896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – *if individual, state last, first, middle name*)

325 N ST PAUL ST, SUITE 3100 (Address) DALLAS (City) TEXAS (State) 75201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHAWN D. TERRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHT SECURITIES, L.P., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACKIE SHEPHERD
Notary Public, State of Texas
Comm. Expires 12-01-2020
Notary ID 1092836-6

Notary Public

Signature

MANAGING DIRECTOR
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHT SECURITIES, L.P.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

MHT SECURITIES, L.P.
INDEX

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the General Partner of MHT Partners, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MHT Partners, LP (the "Company") as of December 31, 2019, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I,

Computation of Net Capital Under Rule 15c3-1, under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
February 27, 2020

MHT SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	56,990
Accounts receivable, net		27,856
Prepaid expenses		1,962,238
TOTAL ASSETS	$	2,047,084
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable	$	2,301
TOTAL LIABILITIES		2,301
PARTNERS' CAPITAL		2,044,783
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,047,084

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE	
Success & retainer fees	$ 3,605,982
Interest income	2,020
Other income	49,418
Total revenue	3,657,420
EXPENSES	
Compensation and benefits	1,106,077
Occupancy and equipment	137,335
Regulatory fees and expenses	19,342
Communications	31,234
Promotional expenses	41,167
Professional and legal fees	90,701
Other expenses	6,780
Total expenses	1,432,636
Income before taxes	2,224,784
Provision for state income taxes	(2,341)
NET INCOME	$ 2,222,443

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019

	General Partner	Limited Partner	Total
Beginning Balance, January 1, 2019	$ 690	$ 1,271,650	$ 1,272,340
Capital contributions	-	-	-
Distributions	-	(1,450,000)	(1,450,000)
Net income	222	2,222,221	2,222,443
Ending Balance, December 31, 2019	$ 912	$ 2,043,871	$ 2,044,783

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$	2,222,443
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable		181,794
Prepaid expenses		(1,356,496)
Increase (decrease) in liabilities:		
Accounts payable		(5,012)
Cash provided by operating activities		1,042,729
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(1,450,000)
Cash provided by/(used in) by financing activities		(1,450,000)
NET DECREASE IN CASH		(407,271)
CASH AT BEGINNING OF YEAR		464,261
CASH AT END OF YEAR	$	56,990
SUPPLEMENTAL INFORMATION:		
CASH PAID FOR INTEREST	$	-
CASH PAID FOR INCOME TAXES	$	-
NON CASH DISTRIBUTION TO LIMITED PARTNER	$	-

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

MHT Securities, L.P., (the "Partnership") was formed, under the laws of the State of Texas, as a partnership on November 17, 2001 and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act"). The Partnership advises on mergers and acquisitions and acts as a placement agent in the private placement of securities. The General Partner is MHT GP Securities, L.L.C.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist primarily of retainers, fees and expense reimbursements earned during the year but not received as of year-end. The majority of revenue is derived from retainers collected in advance of work and financial advisory fees collected upon closing of an engagement. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Partnership does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables. Any receivables deemed uncollectible are expensed in the appropriate period.

Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2019, the Partnership was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Revenue and Cost Recognition

Revenues are recorded when (i) a contract has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

price has been allocated to each performance obligation in the contract, and (v) the Partnership has satisfied the applicable performance obligation. The expenses that are directly related to such transaction are recorded as incurred and presented with operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the company is contractually entitled to reimbursement and presented within other income.

Expense Allocations

Certain expenses (including, but are not limited to, payroll costs and rent expense) are allocated to the Partnership by a related party, pro-rata, in relation to each of the related entity's share of revenue, generated from the utilization of such expenses. The majority of these expenses are the responsibility of the related party and are not due or payable directly by the Partnership.

Direct expenses of the Partnership, paid by the related party, are allocated in full to the Partnership as they are incurred.

Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on Partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to state margin taxes.

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2019, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2016-2019 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits. Accounts receivables are typically supported by legally binding contracts. Management believes that its engagement acceptance, billing and collection policies are adequate to minimize potential credit risk on accounts receivable. Management continuously evaluates billings for potential uncollectible amounts.

3. RELATED PARTY TRANSACTIONS

Common Control

The Partnership and various entities are under common control and the existence of that control creates operating results and financial positions significantly different than if the entities were autonomous.

Allocated Expenses

The Partnership shares expenses relating to rent, utilities, office expenses and payroll with a related party. The Partnership's allocation of shared expenses for the year ended December 31, 2019 was $1,008,503. At December 31, 2019, the Partnership had prepaid expenses of $1,962,238 to the related party.

4. PARTNERS' CAPITAL

The management, control and direction of the Partnership and its operations, business and affairs is vested exclusively in the General Partner. Additional capital contributions and distributions are made at the discretion of the General Partner in accordance with the Partnership agreement. Income and losses are allocated .01% to the General Partner and 99.99% to the Limited Partners, in proportion to their respective sharing ratios. To the extent required by law, Limited Partners shall not be personally liable for obligations of the Partnership.

5. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Partnership does not have any possession or control of customer funds or securities.

6. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2019.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2019

MHT SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5
DECEMBER 31, 2019

Net Capital Computation

Total partners' capital	$ 2,044,783
Non-allowable assets:	
Receivables from non-customers	(27,856)
Prepaid expense	(1,962,238)
Total non-allowable assets	(1,990,094)
Haircuts on securities	-
Total changes in partners' capital	(1,990,094)
Net allowable capital	$ 54,689

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 153
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 49,689

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 2,301
Percentage of aggregate indebtedness to allowable net capital	4.21%

See report of independent registered public accounting firm on supplemental schedules.

Reconciliation with Partnership's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	54,689
Net Company audit adjustments and rounding		-
Adjusted net allowable capital, per audited financial statements	$	54,689

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because they maintain a special account for the exclusive benefit of customers in accordance with Rule 15c3-(k)(2)(i).

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2019	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2019	$	-

See report of independent registered public accounting firm on supplemental schedules.

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the General Partner
MHT Securities, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) MHT Securities, LP identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which MHT Securities, LP claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (b) MHT Securities, LP stated that MHT Securities, LP met the identified exemption provisions throughout the most recent fiscal year without exception. MHT Securities, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MHT Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
February 27, 2020

25 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-199
admin@hartgravesllc.co

MHT
SECURITIES

Member FINRA/SIPC

MHT Securities, LP's Exemption Report

MHT Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

MHT Securities, LP

I, Shawn D. Terry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

February 11, 2020

2021 McKinney Ave, Suite 1950| Dallas, Texas 75201 | phone 214.661.1290 | fax 214.954.9995 | mhtpartners.com